Exhibit 99.1

Draganfly Announces Cameron Chell as

Executive Chairman of the Board

Vancouver, B.C. January 20, 2026 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce that Cameron Chell, the Chief Executive Officer of the Company, has been appointed Executive Chairman of the board of the directors (the “Board”), replacing Mr. Scott Larson, who will continue serving as a member of the Board. Mr. Chell has been the Chief Executive Officer of the Company since August 2019.

“On behalf of the Board and the Company’s senior leadership team, I would like to thank Scott Larson for his hard work and dedication as the Chair of the Board over the past several years.” said Mr. Chell.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 25 years, Draganfly is an award-winning industry leader serving public safety, public health, mining, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

Media Contact

Erika Racicot

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com